

Mail Stop 3030

August 19, 2009

Jonathan Patton
President and Director
Option Placement, Inc.
2629 River Drive
Columbia, SC 29201

> **Re: Option Placement, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 12, 2009**
> **File No. 000-53638**

Dear Mr. Patton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

There is currently no trading…, page 12

1.   Regarding your response to comment 3 in our letter dated May 19, 2009 please clarify in your risk factor that blue sky laws could also limit potential purchasers from acquiring your stock and address how this may further limit liquidity.

Statement of Operations, page F-3

2.	Please refer to our prior comment 9. Although your response states the heading has been revised to read "for the period from inception (March 5, 2008) through December 31, 2008," it does not appear that your statement of operations reflects this revision because the caption still reads "for the year ended December 31, 2008." Please tell us where the referenced revisions are in the filing or revise the filing as previously requested, noting our concern that the period represented by that column is less than one year.

Statement of Cash Flows, page F-4

3.	Please tell us why your statement of cash flows is labeled as "unaudited" and confirm that this statement has, in fact, been audited.

Statement of Stockholders' Deficit, page F-5

4.	Please refer to our prior comment 10. We see from your response that the $3,400 was a payment made as a reduction to the shareholder loan outstanding and your audited financial statements and auditors' report have all been revised to reflect the revised amount. Please respond to the following:
- It appears that the revision is a correction of an error that is significant to your financial statements. Please revise the filing to include all disclosures required by SFAS 154. For example, tell us why you did not label the applicable financial statement columns "restated".
- Please reconcile your response with your disclosure in Note G to your interim financial statements for the three months ended March 31, 2009 on page F-18 that states a series of loans were obtained for $10,000, of which only $6,500 had been issued. This disclosure does not appear to be consistent with your disclosure that $9,900 was originally loaned and the company made a $3,400 repayment on the loan.
- Revise the statement of cash flows to show the amounts borrowed and repaid in connection with this loan on a gross basis. We refer you to paragraphs 11 to 13 of SFAS 95.

Statement of Operations for the three months ended March 31, 2009, page F-12

5.	We noted that you did not record any expenses other than interest expense during the three months ended March 31, 2009, yet we see that you filed your Form 10 shortly thereafter on April 24, 2009. Please tell us if you incurred any fees related to the preparation of the Form 10 and how you reflected any related costs in your financial statements. Confirm that your financial statements include all the costs of doing business.

Form 10-Q for the quarterly period ended June 30, 2009

Exhibit 32.1

6.   Please file an amendment to your Form 10-Q and refile the Section 906
        certification in order to identify the correct registrant.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Julie Sherman at (202) 551-3640 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements
and related matters. Please contact Gabriel Eckstein at (202) 882-3286 or me at
(202) 551-3800 with any other questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc (via fax):   William Ruffa, Esq.